February 7, 2019

Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Managed Global Diversified Equity Income Fund (the “Fund”)

Registration Statement on Form N-2 (File Numbers 333-229446; 811-21973)

Ladies and Gentlemen:

This revised transmittal letter is being filed to include the representation required by the Fund’s Managed Distribution Plan inadvertently omitted from the filing made on January 31, 2019.

Transmitted electronically on January 31, 2019 (Accession No. 0000940394-19-000179) for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, on behalf of the Fund was a registration statement on Form N-2 (the “Shelf Registration Statement”) relating to the proposed offering by the Fund of additional common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act.

The Fund is a closed-end management investment company that has previously made offerings of Common Shares.   The registration fee for purposes of this initial filing of $0.94 has been wired through the FEDWIRE system to the Securities and Exchange Commission (the “Commission”). The Shelf Registration Statement transmitted on January 31, 2019 contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

The Fund and the underwriter for the Common Shares expect to submit in writing at the appropriate time to the Staff of the Commission a request for the acceleration of effectiveness of the Shelf Registration Statement.

The Fund has received an order under Section 19(b) to permit it to make periodic capital gains dividends with respect to its Common Shares as frequently as twelve times each year, and as frequently as dividends are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

We request that the Staff review the Shelf Registration Statement as promptly as possible and transmit comments, if any, at its earliest possible convenience. At such time, as the Fund responds to comments, it will file the remaining exhibits required by Form N-2, to the extent not filed as part of this filing. If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8507.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President